OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

J. Alexander’s Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

466096104

(CUSIP Number)

E. Townes Duncan
Solidus Company
3401 West End Avenue, Suite 685
Nashville, Tennessee 37203
(615) 250-1620

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 31, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 466096104			Page 2 of 7 Pages

1.	Name of Reporting Person: E. Townes Duncan		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 42,200 shares of Common Stock

		8.	Shared Voting Power: 1,754,846 shares of Common Stock

		9.	Sole Dispositive Power: 42,200 shares of Common Stock (including options to purchase 9,000 shares)

		10.	Shared Dispositive Power: 1,754,846 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
1,797,046 shares of Common Stock, consisting of 42,200 shares of Common Stock held directly, which includes 9,000 shares issuable upon the exercise of outstanding stock options, and 1,754,846 shares of Common Stock held indirectly.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 27.6% Common Stock

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 466096104			Page 3 of 7 Pages

1.	Name of Reporting Person: Solidus Company		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Tennessee

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares of Common Stock

		8.	Shared Voting Power: 1,747,846 shares of Common Stock

		9.	Sole Dispositive Power: 0 shares of Common Stock

		10.	Shared Dispositive Power: 1,747,846 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
1,747,846 shares of Common Stock, including 1,656,146 shares held directly and 91,700 shares of Common Stock held by Solidus Partners, L.P., a Tennessee limited partnership of which Solidus Company is general partner.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑
Excludes shares beneficially owned by its Managing Partner, E. Townes Duncan, personally, either directly or indirectly through his wife, as custodian for minor children or trusts for the benefit of his children.

13.	Percent of Class Represented by Amount in Row (11): 26.8% Common Stock

14.	Type of Reporting Person (See Instructions): PN

Item 3. Source and Amount of Funds or Other Consideration.
     N/A
Item 4. Purpose of Transaction.
     Each of Mr. Duncan and Solidus holds shares of Common Stock described herein for investment purposes. Each may make additional purchases for investment purposes from time to time. In addition, Mr. Duncan is a director of the Issuer and may participate in incentive programs available to non-management directors, such as option grants pursuant to the Issuer’s 2004 Equity Incentive Plan.
     On July 31, 2005, Solidus and the Issuer entered into an Amended and Restated Standstill Agreement which provides for the extension, subject to certain conditions, of the existing contractual restrictions on Solidus’s 1,747,846 shares of the Common Stock until December 1, 2009. The agreement will continue after January 15, 2006, provided that the Issuer pays a cash dividend to shareholders of either $0.025 per share, each quarter, or $0.10 per share, annually. The Amended and Restated Standstill amends and restates, and replaces in its entirety, the Stock Purchase and Standstill Agreement dated as of March 22, 1999.
     The agreement was negotiated and approved on behalf of the Issuer by the Audit Committee of the Board of Directors, which is comprised solely of independent directors, who were advised by independent counsel. The Amended and Restated Standstill Agreement is filed as an exhibit to the Issuer’s Current Report on Form 8-K filed on August 1, 2005.
     Pursuant to the Amended and Restated Standstill Agreement, Solidus agreed that (i) Solidus and its affiliates would not acquire or hold more than 33% of the Issuer’s Common Stock; (ii) Solidus and its affiliates would not solicit proxies for a vote of the shareholders of the Issuer; (iii) Solidus, Solidus Partners, L.P., any successor investment partnerships and owners of such entities receiving partnership distributions of Common Stock would not sell the Issuer’s Common Stock, except to the Issuer, a person, entity or group approved by the Issuer or to an affiliate of Solidus; and (iv) the above restrictions on Solidus’ ownership and ability to solicit proxies would terminate in the event of certain tender offers or exchange offers, a notice filing with the Department of Justice relating to the acquisition by a third party of more than 15% of the outstanding Common Stock or with the Securities and Exchange Commission relating to the acquisition by a third party of more than 10% of the outstanding Common Stock, the Issuer’s proposing or approving a merger or other business combination, or a change to a majority of the Issuer’s Board of Directors over a two-year period; provided that Solidus and Solidus Partners, L.P. may sell up to 106,000 shares per twelve-month period beginning December 1, 2006. Either Mr. Duncan or Solidus may purchase additional shares of Common Stock subject to the foregoing limitations.
     Except as set forth above, neither Mr. Duncan nor Solidus has plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

4

Item 5. Interests in Securities of the Issuer.
     (a) Mr. Duncan beneficially owns 27.6% of the Issuer’s Common Stock, or 1,797,046 shares of Common Stock, consisting of 42,200 shares of Common Stock held directly, which includes 9,000 shares issuable upon the exercise of stock options, and 1,754,846 shares of Common Stock held indirectly. Mr. Duncan disclaims beneficial ownership of shares of Common Stock held by Solidus in excess of his proportional interest in Solidus.
     Solidus beneficially owns 26.8% of the Common Stock of the Issuer consisting of 1,656,146 shares of Common Stock held directly and 91,700 shares held by Solidus Partners, L.P.
     (b) Mr. Duncan beneficially owns the following number of shares of Common Stock with:
Sole Voting Power: 42,200 shares of Common Stock
Shared Voting Power: 1,754,846 shares of Common Stock
Sole Dispositive Power: 42,200 shares of Common Stock
Shared Dispositive Power: 1,754,846 shares of Common Stock
Mr. Duncan shares voting power and dispositive power with respect to 1,240 shares held by Mr. Duncan’s wife, Ellen Duncan, and with respect to 5,760 shares held in trusts of which Mrs. Duncan is trustee. Mrs. Duncan is a homemaker. Her residence address is 4337 Sneed Road, Nashville, Tennessee 37215-3215. She has no disclosures pursuant to Item 2(d) or (e). She is a citizen of the United States.
Mr. Duncan shares voting power and dispositive power with respect to 1,747,846 shares of Common Stock beneficially owned by Solidus, of which he is the Managing Partner and President and a member of the Board of Directors.
Solidus beneficially owns the following number of shares of Common Stock with:
Sole Voting Power: 0 shares of Common Stock
Shared Voting Power: 1,747,846 shares of Common Stock
Sole Dispositive Power: 0 shares of Common Stock
Shared Dispositive Power: 1,747,846 shares of Common Stock
     Information with respect to the Board of Governors of Solidus is set forth on Exhibit 2 to the Reporting Person’s Schedule 13D filed with the Securities and Exchange Commission on February 1, 1999. The persons listed as members of the Board of Governors are now members of the Board of Directors.

5

     (c) N/A
     (d) N/A
     (e) N/A
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Item 4 is incorporated by reference.
Item 7. Material to be Fixed as Exhibits.
     1. Amended and Restated Standstill Agreement. Incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the SEC on August 1, 2005.

6

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

/s/ E. Townes Duncan
E. Townes Duncan

Date: August 19, 2005

7